SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE Act of 1934

For the month of October, 2004.

ORIX Corporation
(Translation of Registrant’s Name into English)

3-22-8 Shiba, Minato-Ku, Tokyo, JAPAN
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

Table of Documents Filed

Page
1.	ORIX’s Interim Consolidated Financial Results (April 1, 2004 - September 30, 2004) filed with the Tokyo Stock Exchange on Tuesday, October 26, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation
Date: October 28, 2004	By:	/s/ Shunsuke Takeda
Shunsuke Takeda
Director Deputy President and CFO ORIX Corporation

Consolidated Financial Results April 1, 2004 — September 30, 2004

October 26, 2004

In preparing its consolidated financial information, ORIX Corporation and its subsidiaries have complied with accounting principles generally accepted in the United States of America, except as modified to account for stock splits in accordance with the usual practice in Japan.

U.S. Dollar amounts have been calculated at Yen 111.05 to $1.00, the approximate exchange rate prevailing at September 30, 2004.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company expects that it will be a “passive foreign investment company” under the U.S. Internal Revenue Code. A U.S. holder of the shares of the Company is therefore subject to special rules of taxation in respect of certain dividend, gain or other income on such shares. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:
Corporate Communications ORIX Corporation 3-22-8 Shiba, Minato-ku, Tokyo 105-8683 JAPAN Tel: (03) 5419-5102 Fax: (03) 5419-5901 E-mail: raymond_spencer@orix.co.jp

Consolidated Financial Results from April 1, 2004 to September 30, 2004
(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591) Osaka Securities Exchange New York Stock Exchange (Trading Symbol: IX)
Head Office:	Tokyo JAPAN Tel: (03) 5419-5102 (URL http://www.orix.co.jp/grp/ir_e/ir_index.htm)
Date Approved by Board of Directors:	October 26, 2004

1.	Performance Highlights for the Six Months Ended September 30, 2004 and 2003, and the Year Ended March 31, 2004

(1)	Performance Highlights — Operating Results (Unaudited)

(millions of JPY)*1

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes*2	Year-on-Year Change
September 30, 2004	402,351	17.5%	56,608	28.1%	69,175	24.2%
September 30, 2003	342,539	2.8%	44,182	30.4%	55,709	49.5%
March 31, 2004	719,132	—	83,978	—	101,360	—

			Basic	Diluted
		Year-on-Year	Earnings	Earnings
	Net Income	Change	Per Share	Per Share
September 30, 2004	42,688	35.9%	509.74	477.96
September 30, 2003	31,419	38.0%	375.42	353.65
March 31, 2004	54,020	—	645.52	607.52

1.	Equity in Net Income of Affiliates was a net gain of JPY 9,765 million for the six months ended September 30, 2004, a net gain of JPY 11,923 million for the six months ended September 30, 2003 and a net gain of JPY 17,924 million for the year ended March 31, 2004.
2.	The average number of shares was 83,743,749 for the six months ended September 30, 2004, 83,691,862 for the six months ended September 30, 2003 and 83,685,449 for the year ended March 31, 2004.
3.	Changes in Accounting Principles Yes ( ) No (x) (except for adoptions of new accounting principles)

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen or millions of U.S. dollars, except for Per Share amounts which are in single yen.
*Note 2:	“Income before Income Taxes” as used throughout the report represents “Income before Discontinued Operations, Extraordinary Gain and Income Taxes.”

(2)	Performance Highlights — Financial Position (Unaudited)

		Shareholders’	Shareholders’	Shareholders’
	Total Assets	Equity	Equity Ratio	Equity Per Share
September 30, 2004	5,724,771	619,249	10.8%	7,389.48
September 30, 2003	5,684,598	541,078	9.5%	6,465.22
March 31, 2004	5,624,957	564,047	10.0%	6,739.64

1.	The number of outstanding shares was 83,801,399 as of September 30, 2004, 83,690,699 as of September 30, 2003 and 83,691,007 as of March 31, 2004.

(3)	Performance Highlights — Cash Flows (Unaudited)

	Cash Flows	Cash Flows	Cash Flows	Cash and Cash Equivalents
	from Operating Activities	from Investing Activities	from Financing Activities	at End of Period
September 30, 2004	40,987	(95,526)	23,747	121,891
September 30, 2003	71,813	117,408	(225,059)	168,347
March 31, 2004	152,812	123,978	(328,284)	152,235

(4)	Number of Consolidated Subsidiaries and Affiliates

Consolidated Subsidiaries	202
Non-consolidated Subsidiaries	0
Affiliates	74	(Of which 74 are accounted for by the equity method)

(5)	Changes in Accounting Treatment

Additions to and deletions from consolidated subsidiaries and affiliates
Additions: Consolidated Subsidiaries 6, Affiliates 3
Deletions: Consolidated Subsidiaries 4, Affiliates 3

2.	Forecasts for the Year Ending March 31, 2005 (Unaudited)

	Total	Income before
Fiscal Year	Revenues	Income Taxes	Net Income
March 31, 2005	780,000	122,000	74,000

Note:	Basic Earnings Per Share is forecasted to be JPY 883.04.

In addition, ORIX has delisted from the Nagoya Stock Exchange on October 23, 2004.

Group Position

The main contents of each operation and the positioning of ORIX Corporation and its subsidiaries are given below.

The following classification is the same as that used in the classification of information by segment.

Operations in Japan

(1)	Corporate Financial Services

This business centers on direct financing leases and installment loans, other than real estate loans, to corporate customers as well as the sale of a variety of financial products and other fee business.

[Main related companies]
ORIX Corporation, ORIX Alpha Corporation, ORIX Auto Leasing Corporation, IFCO Inc., Nittetsu Lease Co., Ltd.

(2)	Rental Operations

This business principally comprises the rental of precision measuring equipment and personal computers to corporate customers as well as automobile rental operations.

[Main related companies]
ORIX Rentec Corporation, ORIX Rent-A-Car Corporation

(3)	Real Estate-Related Finance

This business encompasses real estate loans to corporate customers and housing loans to individuals. ORIX is also expanding its business involving loan servicing, commercial mortgage-backed securities (CMBS) and REITs.

[Main related companies]
ORIX Corporation, ORIX Trust and Banking Corporation, ORIX Asset Management & Loan Services Corporation

(4)	Real Estate

This business consists principally of condominium development and office rental activities as well as the operation of such facilities as hotels, employee dormitories and training facilities.

[Main related companies]
ORIX Corporation, ORIX Estate Corporation, ORIX Real Estate Corporation

(5)	Life Insurance

This segment consists of direct and agency life insurance sales and related activities conducted by ORIX Life Insurance.

[Main related companies]
ORIX Life Insurance Corporation

(6)	Other

The other segment encompasses securities transactions, venture capital operations, consumer card loan operations and new businesses.

[Main related companies]
ORIX Corporation, ORIX Credit Corporation, ORIX Capital Corporation, ORIX Securities Corporation, ORIX Baseball Club Co., Ltd., ORIX COMMODITIES Corporation, ORIX Investment Corporation

Overseas Operations

(1)	The Americas

Principal businesses in the Americas segment are direct financing leases, corporate lending, securities investment, commercial mortgage-backed securities (CMBS) related business, real estate development, futures trading and reinsurance.

[Main related companies]
ORIX USA Corporation, Stockton Holdings Limited

(2)	Asia and Oceania

Principal businesses in Asia and Oceania involve direct financing leases, operating leases for precision measuring equipment and transportation equipment, corporate lending and securities investment.

[Main related companies]
ORIX Investment and Management Private Limited, ORIX Asia Limited, ORIX Australia Corporation Limited,
ORIX Taiwan Corporation, PT. ORIX Indonesia Finance, ORIX Leasing Malaysia Berhad, ORIX Leasing Pakistan Limited,
ORIX Leasing Singapore Limited, INFRASTRUCTURE LEASING & FINANCIAL SERVICES LIMITED

(3)	Europe

Principal businesses in Europe center on aircraft operating leases, corporate loans and securities investments.

[Main related companies]
ORIX Europe Limited, ORIX Ireland Limited, ORIX Aviation Systems Limited

Group Structure

The structure of principal business of the ORIX Group is as follows.

Major Group Company	Principal Business
ORIX Corporation	Leasing, Lending and Other Financial Services

Providing customers with financial services

Selling Agent

Guarantee of Liabilities

Loans to Fund Businesses

Operations in Japan

ORIX Auto Leasing Corporation	Automobile Leasing
ORIX Rentec Corporation	Precision Measuring & OA Equipment Rentals
ORIX Alpha Corporation	Leasing, Lending
IFCO Inc.	Automobile Leasing
Nittetsu Lease Co., Ltd.	Leasing
ORIX Credit Corporation	Card Loans
ORIX Rent-A-Car Corporation	Automobile Rentals
ORIX Real Estate Corporation	Real Estate Development & Management
ORIX Estate Corporation	Real Estate & Leisure Facility Management
ORIX Securities Corporation	Securities Brokerage & Online Trading
ORIX Life Insurance Corporation	Life Insurance
ORIX Trust and Banking Corporation	Trust & Banking Services, Housing Loans
ORIX Capital Corporation	Venture Capital
ORIX Investment Corporation	Alternative Investment
ORIX COMMODITIES Corporation	Securities and Futures Trading
ORIX Asset Management & Loan Services Corporation	Loan Servicing
ORIX Baseball Club Co., Ltd.	Professional Baseball Team Management
151 others	

Overseas Operations

The Americas		
ORIX USA Corporation		Corporate Finance, Leasing, Real Estate-Related Operations
Stockton Holdings Limited	*	Futures Trading, Reinsurance
24 others		
Asia and Oceania		
ORIX Asia Limited		Leasing, Investment Banking
ORIX Investment and Management Private Limited		Venture Capital
ORIX Leasing Singapore Limited	*	Leasing, Hire Purchase
ORIX Taiwan Corporation		Leasing, Hire Purchase
PT. ORIX Indonesia Finance		Leasing, Automobile Leasing
ORIX Leasing Malaysia Berhad		Leasing, Lending, Hire Purchase
ORIX Australia Corporation Limited		Leasing, Automobile Leasing & Rentals
INFRASTRUCTURE LEASING & FINANCIAL SERVICES LIMITED	*	Investment Banking, Corporate Finance
ORIX Leasing Pakistan Limited	*	Leasing, Automobile Leasing, Lending
56 others		
Europe		
ORIX Europe Limited		Corporate Finance
ORIX Ireland Limited		Corporate Finance
ORIX Aviation Systems Limited		Aircraft Leasing
14 others		

* Affiliates

--- The guarantee to some group companies is shown among others.

Summary of Consolidated Financial Results

Management Policies

1.	Objectives

     We aim to optimize our corporate value and growth in shareholder value over the mid to long-term. We are striving to become a unique company that provides high value-added products and services that center on the field of financial services by using the accumulated knowledge and experience in the ORIX Group.

     In Japan, ORIX’s activities encompass corporate financial services, rental operations, real estate-related finance, real estate, life insurance, and other activities. Overseas, we carry out our business activities in The Americas, Asia and Oceania, and Europe.

     We plan to continue to focus on optimizing growth in corporate and shareholder value by concentrating on a management philosophy that considers the balance between profitability, growth, and the soundness of our operations.

2.	Profit Distribution

     We believe that we should use retained earnings mainly to invest in highly profitable areas in order to achieve continuous growth as we strive to achieve returns for shareholders by increasing our corporate value over the mid to long-term.

3.	Lowering Investment Units

     ORIX believes that it is necessary to take appropriate measures in reviewing its policy regarding the minimum investment unit for trading on the stock exchange to allow for a more broader investor participation.

     ORIX will seek to consider demands of the requests from the market, expenses and effects of decreasing the size of the investment unit when making any such decision.

4.	Themes for this Fiscal Year

     ORIX will focus on the following four themes this fiscal year for its operations.

1.	Expanding Existing Franchise Value

     ORIX’s business focuses on cross-selling a wide range of financial products and services such as leases and loans to its core customer base of mainly small and medium-sized companies. In addition, we believe we have advanced to the point where we can offer our customers diverse solutions such as those related to helping companies restructure their businesses and strengthen their financial positions. As a result, we believe we have built up a solid foundation and these operations generate a substantial amount of our consolidated earnings.

     Furthermore, in the process of developing this core business model of providing innovative solutions, we believe we have developed some unique specialized operations in peripheral areas that we are also attempting to expand. For example, we are proactively working to raise our profitability by focusing on businesses such as automobile maintenance leases and precision measuring equipment operating leases that incorporate a high degree of specialization and value-added services within the field of finance.

     In the future, we also seek to further boost the share of our profitability that stems from such services as building maintenance, which we are strategically expanding at this time. In this way, we are attempting to expand the services that we can provide, even when the services are not strictly within the scope of financial services, in an effort to expand franchise value.

2.	Creating New Franchise Value

     The second theme relates to the new business opportunities and customer needs that have emerged as a result of macroeconomic changes and progress in implementing structural reforms in Japan. We have developed various businesses in recent years and we want to create new franchise value as we continue to add these to our core operations.

     We believe the benefits of this strategy are currently emerging in such financial fields as real estate-related finance, which has grown strongly in Japan, as well as such investment banking operations as corporate rehabilitation services.

3.	Taking on Challenges in Overseas Operations

     Performance in ORIX’s business segments in the Americas and the Asia and Oceania regions has generally improved, and we intend to take the steps required to ensure that our overseas operations once again increase their contribution to overall earnings.

4.	Strengthening Risk Management

     We consider the management of risk such as credit risk, market risk, and other risks essential to conducting our businesses and to increasing our shareholder value.

     Accordingly, we have designed our risk management system to identify, analyze, evaluate, and measure our risks, and to set appropriate policies and limits to manage and hedge such risks. Our risk management system has been established through the development of what we consider to be reliable administrative and information systems and other policies and programs. ORIX will continue to optimize its risk management structure as we further expand our business in the future.

5.	Corporate Governance Policy and Implementation

1.	Corporate Governance Policy

     ORIX has endeavored to strengthen its corporate governance system in order to more objectively ensure that business activities are being carried out to fulfill our social responsibilities and maximize corporate value.

2.	Implementation of Corporate Governance at ORIX

[Strengthening of Corporate Governance]

     ORIX established an Advisory Board in 1997 made up of experienced individuals from outside the Company, introduced a Corporate Executive Officer system in 1998, and welcomed outside directors to the Board and set up the Executive Nomination and Compensation Committee in 1999. In order to further strengthen its corporate governance structure, ORIX received approval from shareholders at the 40th Annual General Meeting of Shareholders in June 2003 to adopt a “Company with Committees” board model, which became possible on April 1, 2003 as a result of revisions to the Japanese Commercial Code.

     At the meeting of the Board of Directors following the 41st Annual General Meeting of Shareholders in June 2004, ORIX added another outside director to its Board, thus bringing the total number of outside directors to five. With the inclusion of the seven internal directors, the Board has a total of 12 members.

[Structure of Corporate Governance]

     In compliance with the Commercial Code, ORIX’s Audit Committee includes three directors. Two of these directors are considered outside directors under the Commercial Code. The Audit Committee receives quarterly performance reports from the executive officer responsible for the Accounting

Department, reports from the independent public accountants concerning audits, and business summary reports from the COO (Chief Operating Officer). It also receives internal audit report results and other reports related to internal control systems from the executive officer responsible for the Compliance Coordination Office, which is a unit that supports the committee. Moreover, the Audit Committee nominates and empowers its inside director member to conduct operational studies and report on the studies to the committee, and the committee also may instruct executive officers to present reports on the units for which they are responsible. The committee discusses the various reports and evaluates the performance of executive officers and the internal control system.

     As stipulated in the Commercial Code, the Nominating Committee is authorized to nominate director candidates as well as to participate in the selection of executive officers.

     As stipulated in the Commercial Code, the Compensation Committee is authorized to determine policies regarding the remuneration of directors and executive officers as well as the monetary remuneration of each individual director and executive officer.

     ORIX is working to improve its disclosure of information to investors and the function of its investor relations. In order to further improve this function, we have established the Disclosure Committee that oversees the management and dissemination of information to the public.

[Compliance]

     We believe that compliance is a crucial foundation for sound corporate governance. We have established the Compliance Coordination Office and are proactively promoting compliance under “EC21” which has “Business Conduct Principles” and “Employee Conduct Principles” as its basis.

Financial Results

1.	Six Months Ended September 30, 2004

Economic Environment

The world economy has continued to recover over the last six-month period, but the recovery appears to be slowing. The U.S. economy did not show strong signs of recovery as seen in the slowdown in production and the less than positive employment situation against the backdrop of a sharp rise in the price of crude oil. The Asian economy performed steadily centering on China, and growth also continued in ASEAN countries as a result of the increase in exports. In Europe, although the British economy has maintained its growth with support from consumer spending, the Eurozone’s economy saw a weak recovery as a result of its high reliance on exports and the trend seen in the U.S. may cause further downward pressure.

On the other hand, the Japanese economy has started to show signs of slowdown due to the lower growth of industrial output and the slowdown of capital expenditure. Although the employment situation is improving, there are also concerns regarding the sharp rise in crude oil prices. As a result, the economy will likely see a slight adjustment but recovery will continue at a slightly slower pace.

Financial Highlights

Income before Income Taxes*	69,175 million yen (Up 24% year on year)
Net Income	42,688 million yen (Up 36% year on year)
Earnings Per Share (Basic)	509.74 yen (Up 36% year on year)
Earnings Per Share (Diluted)	477.96 yen (Up 35% year on year)
Shareholders’ Equity Per Share	7,389.48 yen (Up 10% on March 31, 2004)
ROE (Annualized)	14.4% (September 30, 2003: 12.0%)
ROA (Annualized)	1.50% (September 30, 2003: 1.08%)

*“Income before Income Taxes” refers to “Income before Discontinued Operations, Extraordinary Gain and Income Taxes.”

Revenues: 402,351 million yen (Up 17% year on year)

Although revenues from “direct financing leases,” “residential condominium sales,” and “gains on sales of real estate under operating leases” decreased year on year, revenues from “operating leases,” “interest on loans and investment securities,” “brokerage commissions and net gains on investment securities,” “life insurance premiums and related investment income,” and “other operating revenues” were up compared to the same period of the previous fiscal year. As a result, total revenues increased 17% to 402,351 million yen in the first half of this fiscal year compared with the same period of the previous fiscal year.

In Japan, revenues from “direct financing leases” were flat year on year. The automobile leasing operations performed steadily. In addition, other direct financing leases generated about the same amount of revenues as in the same period of the previous fiscal year as we continued to carefully select new assets and focus on the profitability of each transaction. Overseas, revenues were down 11% due mainly to the reduction in assets of a leasing subsidiary in the U.S. compared to the same period of the previous fiscal year and the appreciation of the yen against the dollar. As a result, revenues from “direct financing leases,” decreased 2% to 55,661 million yen compared with the same period of the previous fiscal year.

In Japan, revenues for “operating leases” increased 29% year on year due to the expansion of the precision measuring and other equipment rental operations and due to an expansion of automobile operating leases with the acquisition of JAPAREN Co., Ltd. in October 2003. As a result, overall revenues from “operating leases” increased 22% to 74,270 million yen compared with the same period of the previous fiscal year.

In Japan, “interest on loans and investment securities” increased 17% year on year due to the steady performance of loans to corporate customers, including non-recourse loans, and contribution from the loan servicing operations. Overseas, revenues were down 10% year on year due to the reduction in assets and the appreciation of the yen against the dollar. As a result, “interest on loans and investment securities,” increased 11% to 65,854 million yen compared with the same period of the previous fiscal year.

Brokerage commissions increased 20% year on year due to the recovery of stock trading volume. Net gains on investment securities increased 90% year on year due to the sale of securities associated with our venture capital operations in Japan and securities investment operations in the U.S. As a result, “brokerage commissions and net gains on investment securities” increased 73% to 13,087 million yen compared with the same period of the previous fiscal year.

“Life insurance premiums and related investment income” increased 2% to 66,341 million yen compared with the same period of the previous fiscal year as we continued to shift to more profitable life insurance products.

“Residential condominium sales” revenue decline is consistent with the plan for the fiscal year and reflects a reduction in the number of condominiums sold to buyers, as compared to the previous fiscal year. This reduced volume of sales resulted in a decrease of 23% in “residential condominium sales” to 32,962 million yen compared to the same period of the previous fiscal year. An increase in condominium sales to buyers is expected in the second half of this fiscal year, however the overall level of condominium sales expected for the fiscal year will be less than that of the previous fiscal year.

“Gains on sales of real estate under operating leases” were down 84% to 1,281 million yen year on year as a majority of revenues associated with the sales of office buildings were reclassified in “discontinued operations.”

“Other operating revenues” were up due to the increase in revenues associated with companies in which we invested in as part of our corporate rehabilitation business in the second half of the previous fiscal year. In addition, revenues from our building maintenance operations were steady and servicing fees and arrangement fees also contributed to earnings. As a result, “other operating revenues” increased 122% to 92,895 million yen compared with the same period of the previous fiscal year.

Expenses: 345,743 million yen (Up 16% year on year)

Although “interest expense,” “costs of residential condominium sales,” “provision for doubtful receivables and probable loan losses” and “foreign currency transaction loss, net” were down, “depreciation-operating leases,” “life insurance costs,” “other operating expenses,” “selling, general and administrative expenses,” “write-downs of long-lived assets” and “write-downs of securities” increased. As a result, expenses were up 16% to 345,743 million yen in the first half of this fiscal year compared with the same period of the previous fiscal year.

“Interest expense” was down 11% year on year to 28,277 million yen due mainly to the lower average debt levels in Japan and overseas.

“Depreciation-operating leases” increased 14% year on year to 46,661 million yen due to the increase in operating assets compared to the same period of the previous fiscal year.

“Life insurance costs” increased 3% year on year to 59,919 million yen in line with the rise in life insurance premiums.

“Costs of residential condominium sales” were down 19% year on year to 30,522 million yen in line with the decrease in “residential condominium sales.”

“Other operating expenses” were up 194% year on year to 63,919 million yen in line with the rise in “other operating revenues.”

“Selling, general and administrative expenses” were up 13% year on year to 87,471 million yen due to the costs, which were included from the start of this fiscal year, associated with an increase in consolidated companies in the second half of the previous fiscal year.

“Provision for doubtful receivables and probable loan losses” were down 30% year on year to 16,687 million yen due to a lower level of non-performing assets.

The majority of the “write-downs of long-lived assets” were associated with a building in Japan that was previously classified under “office facilities.” This building was reclassified to rental purpose, after it was decided that the building would be rebuilt. We tested for impairment for the purpose of rental asset use and consequently wrote the building down by 7,705 million yen to its fair value. As a result, “write-downs of long-lived assets” were up 118% year on year to 9,165 million yen.

“Write-downs of securities” were up 34% year on year to 2,763 million yen mainly as a result of write-downs associated with investments in stocks in our venture capital operations and securities investment operations in the U.S.

Net Income: 42,688 million yen (Up 36% year on year)

“Operating income” grew 28% year on year to 56,608 million yen. On the other hand, “equity in net income of affiliates” was down compared to the same period of the previous fiscal year. While “equity in net income of affiliates” in the same period of the previous fiscal year included the recognition of deferred tax assets of 5,380 million yen for Korea Life Insurance Co., Ltd. (KLI) attributable to a change in tax rules in Korea, the first half of this fiscal year only included the contribution from KLI’s regular operations. “Income before discontinued operations, extraordinary gain and income taxes” rose 24% year on year to 69,175 million yen as a result of contributions from the “gains on sales of affiliates.”

“Discontinued operations, net of applicable tax effect” was 3,792 million yen. “Income from discontinued operations, net” of 6,372 million yen and “gains on sales of real estate under operating leases” of 1,281 million yen totaled 7,653 million yen, a decrease of 2,788 million yen compared to the same period of the previous fiscal year.

As a result, “net income” rose 36% compared to the same period of the previous fiscal year to 42,688 million yen.

Operating Assets: 4,921,378 million yen (Up 1% on March 31, 2004)

Operating assets were up 1% on March 31, 2004 to 4,921,378 million yen.

Segment Information (“Profits” refer to income before income taxes)

Segment profits for “Corporate Financial Services,” “Rental Operations,” “Real Estate-Related Finance,” “Real Estate,” “Life Insurance,” “Other” and “The Americas” were up with “Europe” moving back into the black compared to the first half of the previous fiscal year, while “Asia and Oceania” was down year on year.

Operations in Japan

Corporate Financial Services (Segment name changed from “Corporate Finance” to “Corporate Financial Services”):

The automobile leasing operations performed steadily. While installment loans for corporate customers expanded, direct finance leases other than those associated with our automobile leasing operations in which we continued to carefully select new assets and focus on the profitability of each transaction were flat. In addition, “provision for doubtful receivables and probable loan losses” were down year on year. As a result, segment profits increased 25% to 27,352 million yen from 21,919 million yen in the same period of the previous fiscal year.

Rental Operations (Segment name changed from “Equipment Operating Leases” to “Rental Operations”):

The precision measuring and other equipment rental operations recovered thanks to the pickup in capital expenditure of customers. In addition, the operating leases for automobiles were up along with the acquisition of JAPAREN Co., Ltd. As a result, segment profits increased 70% to 5,881 million yen compared to 3,456 million yen in the same period of the previous fiscal year.

Real Estate-Related Finance:

The housing loan operations and corporate loans including non-recourse loans performed steadily, and the loan servicing operations also made a larger contribution to segment profits. As a result, segment profits increased 61% to 14,710 million yen compared to 9,119 million yen in the same period of the previous fiscal year.

Real Estate:

“Residential condominium sales” revenue decline is consistent with the plan for this fiscal year and reflects a reduction in the number of condominiums sold to buyers, as compared to the previous fiscal year. In addition, an increase in condominium sales to buyers is expected in the second half of this fiscal year, however the overall level of condominium sales expected for the fiscal year will be less than that of the previous fiscal year. Furthermore, profits from the sale of office buildings were down, but “write-downs of long-lived assets” were lower than in the same period of the previous fiscal year. As a result, segment profits increased 27% to 8,011 million yen compared to 6,329 million yen in the same period of the previous fiscal year.

Life Insurance:

Segment profits increased 59% to 3,992 million yen compared to 2,507 million yen in the same period of the previous fiscal year due to a shift to more profitable life insurance products and the recognition of “gains on sales of affiliates” in the first quarter of this fiscal year.

Other:

The contribution from the consumer card loan operations decreased year on year as a result of a stricter credit screening process that led to a lower loan balance and subsequent lower interest on loans. However, “provision for doubtful receivables and probable loan losses” were down which had a slightly positive impact on segment profits. On the other hand, brokerage commissions at our securities brokerage expanded due to the increase of trading volume on the stock market. In addition, “net gains on investment securities” were up at our venture capital operations and “equity in net income of affiliates” also increased. As a result, segment profits increased 317% to 11,800 million yen compared to 2,828 million yen in the same period of the previous fiscal year.

Overseas Operations

The Americas:

Net gains on investment securities increased due mainly to the sale of some CMBS’ (commercial mortgage-backed securities) and the sale of some real estate also contributed to segment profits. “Provision for doubtful receivables and probable loan losses” were down thanks to the reduction in non-performing assets. However, an equity method affiliate went from a gain in the first half of the previous fiscal year to a loss in the first half of this fiscal year. As a result, segment profits increased 21% to 4,725 million yen compared to 3,912 million yen in the same period of the previous fiscal year.

Asia and Oceania:

Automobile leasing and corporate lending of a number of companies in the region performed steadily as did the ship-related operations. However, “equity in net income of affiliates” in the same period of the previous fiscal year included the recognition of deferred tax assets of 5,380 million yen for KLI attributable to a change in tax rules in Korea, in addition to the contribution from regular operations. As a result, segment profits decreased 29% to 9,908 million yen compared to 13,939 million yen in the same period of the previous fiscal year.

Europe:

Segment profits were 1,025 million yen compared to a segment loss of 1,899 million yen in the same period of the previous fiscal year as this segment recorded losses on certain equity method investments in the same period of the previous fiscal year from which we withdrew last fiscal year.

2.  Summary of Cash Flows (Six Months Ended September 30, 2004)

     Cash and cash equivalents decreased by 30,344 million yen to 121,891 million yen compared to March 31, 2004.

     “Cash flows from operating activities” provided 71,813 million yen in the first half of the previous fiscal year and 40,987 million yen in the first half of this fiscal year despite the outflow associated with the increase in restricted cash and increase in inventories.

     “Cash flows from investing activities” provided 117,408 million yen in the first half of the previous fiscal year due to inflows associated with “proceeds from sales of available-for-sale securities.” “Cash flows from investing activities” in the first half of this fiscal year used 95,526 million yen due to the increase in “installment loans made to customers” and “purchases of available-for-sale securities.”

     “Cash flows from financing activities” in the first half of the previous fiscal year used 225,059 million yen due to the repayment of debt accompanying the decrease of operating assets. “Cash flows from financing activities” in the first half of this fiscal year provided 23,747 million yen due to the increase in debt that accompanied the increase in operating assets.

3.  Summary of Second Quarter (Three Months Ended September 30, 2004)

     In the second quarter revenues increased 35,859 million yen year on year. Although direct financing lease assets decreased, revenues from “direct financing leases” were at the same level as the second quarter of the previous fiscal year due to the higher profitability of transactions. Revenues from “operating leases” and “interest on loans and investment securities” were up in line with the increase in operating assets. “Brokerage commissions and net gains on investment securities” were up due to the increase in brokerage commissions and net gains on the sale of securities at our venture capital operations in Japan and security investment operations in the U.S. “Life insurance premiums and related investment income” were up year on year due to the increase in the number of new contracts. “Residential condominium sales” increased year on year, as more condominiums were sold to buyers in the second quarter of this fiscal year compared to the second quarter of the previous fiscal year. “Gains on sales of real estate under operating leases” were down as a majority of revenues associated with the sales of office buildings were reclassified in “discontinued operations.” “Other operating revenues” were up due to the increase in revenues associated with companies in which we invested in as part of our corporate rehabilitation business mainly from the third quarter of the previous fiscal year.

     On the other hand, overall expenses were up 33,548 million yen compared to the second quarter of the previous fiscal year. “Interest expense” decreased as a result of the decline in the average balance of operating assets. “Depreciation-operating leases” increased along with the increase in operating assets as compared to the second quarter of the previous fiscal year. “Life insurance costs,” “costs of residential condominium sales,” and “other operating expenses” increased in line with the increase in associated revenues in the second quarter of this fiscal year. “Selling, general and administrative expenses” were up due to the cost associated with the increase in the number of consolidated companies from the third quarter of the previous fiscal year. While “provision for doubtful receivables and probable loan losses” were down year on year, “write-downs of long-lived assets,” and “write-downs of securities” increased compared to the second quarter of the previous fiscal year.

     This resulted in an increase in “operating income” by 2,311 million yen to 25,484 million yen compared with the second quarter of the previous fiscal year.

     “Equity in net income of affiliates” was down due to the aforementioned reason associated with KLI’s operations. While “losses on sales of affiliates” was recorded in the second quarter of the previous fiscal year, “gains on sales of affiliates” was recorded in the second quarter of this fiscal year. “Income before discontinued operations, extraordinary gain and income taxes” increased by 1,142 million yen to 32,458 million yen compared to the second quarter of the previous fiscal year.

     “Discontinued operations, net of applicable tax effect” added 857 million yen and “net income” for the second quarter of this fiscal year rose by 1,840 million yen to 19,161 million yen compared with a “net income” of 17,321 million yen in the second quarter of the previous fiscal year.

4. Outlook and Forecasts for the Fiscal Year Ending March 31, 2005

     For the fiscal year ending March 31, 2005 we have revised our original forecast as follows. “Revenues” 780,000 million yen (up 8% compared with the fiscal year ended March 31, 2004), “income before income taxes” of 122,000 million yen (up 20%), and “net income” of 74,000 million yen (up 37%).

Millions of Yen

		Income before
	Total Revenues	Income Taxes*	Net Income
Previous Forecast (A)	760,000	109,000	60,000
New Forecast (B)	780,000	122,000	74,000
Change (B-A)	20,000	13,000	14,000
Change (%)	2.6	11.9	23.3
(Reference) Fiscal 2004 results	719,132	101,360	54,020

*“Income before Income Taxes” refers to “Income before Discontinued Operations, Extraordinary Gain and Income Taxes.”

Consolidated Financial Highlights
(For the Six Months Ended September 30, 2004 and 2003, and the Year Ended March 31, 2004)
(Unaudited)

(millions of JPY, except for per share data)

		Change	Year		Year		Year
		from	-on-		-on-		-on-
	September 30,	March 31,	year	September 30,	year	March 31,	year
	2004	2004	Change	2003	Change	2004	Change
Operating Assets
Investment in Direct Financing Leases	1,465,856	101%	95%	1,542,172	92%	1,453,575	92%
Installment Loans	2,254,387	101%	101%	2,224,486	96%	2,234,940	98%
Investment in Operating Leases	536,489	100%	110%	487,613	106%	536,702	101%
Investment in Securities	591,714	107%	100%	589,918	82%	551,928	81%
Other Operating Assets	72,932	101%	101%	72,502	60%	72,049	94%

Total	4,921,378	101%	100%	4,916,691	93%	4,849,194	94%
Operating Results
Total Revenues	402,351	—	117%	342,539	103%	719,132	106%
Income before Discontinued Operations, Extraordinary Gain and Income Taxes	69,175	—	124%	55,709	150%	101,360	227%
Net Income	42,688	—	136%	31,419	138%	54,020	179%
Earnings Per Share
Net Income
Basic	509.74	—	136%	375.42	138%	645.52	179%
Diluted	477.96	—	135%	353.65	138%	607.52	178%
Shareholders’ Equity Per Share	7,389.48	110%	114%	6,465.22	108%	6,739.64	112%
Financial Position
Shareholders’ Equity	619,249	110%	114%	541,078	108%	564,047	112%
Number of Outstanding Shares (’000)	83,801	100%	100%	83,691	100%	83,691	100%
Long- and Short-Term Debt and Deposits	3,912,797	101%	98%	3,977,021	90%	3,859,180	91%
Total Assets	5,724,771	102%	101%	5,684,598	94%	5,624,957	95%
Shareholders’ Equity Ratio	10.8%	—	—	9.5%	—	10.0%	—
Return on Equity (annualized)	14.4%	—	—	12.0%	—	10.1%	—
Return on Assets (annualized)	1.50%	—	—	1.08%	—	0.93%	—
New Business Volumes
Direct Financing Leases
New Receivables Added	398,951	—	100%	398,545	71%	801,787	80%
New Equipment Acquisitions	355,848	—	100%	354,928	70%	713,240	80%
Installment Loans	704,040	—	133%	529,423	78%	1,124,276	89%
Operating Leases	95,814	—	129%	74,532	121%	189,737	109%
Investment in Securities	105,578	—	152%	69,477	73%	122,066	53%
Other Operating Transactions	55,783	—	72%	77,018	152%	186,265	160%

Condensed Consolidated Statements of Income
(For the Six Months Ended September 30, 2004 and 2003, and the Year Ended March 31, 2004)
(Unaudited)

(millions of JPY, millions of US$)

		Year		Year		Year
	Six months	-on-	Six months	-on-		-on-
	ended	year	ended	year	Year ended	year	U.S. dollars
	September 30,	Change	September 30,	Change	March 31,	Change	September 30,
	2004	(%)	2003	(%)	2004	(%)	2004
Total Revenues:	402,351	117	342,539	103	719,132	106	3,623

Direct Financing Leases	55,661	98	56,865	90	112,372	91	501
Operating Leases	74,270	122	61,057	105	128,955	106	669
Interest on Loans and Investment Securities	65,854	111	59,577	93	116,744	89	593
Brokerage Commissions and Net Gains on Investment Securities	13,087	173	7,569	95	26,025	240	118
Life Insurance Premiums and Related Investment Income	66,341	102	65,135	91	134,154	97	597
Residential Condominium Sales	32,962	77	42,535	143	98,034	138	297
Gains on Sales of Real Estate under Operating Leases	1,281	16	7,894	488	9,116	280	12
Other Operating Revenues	92,895	222	41,907	114	93,732	116	836

Total Expenses:	345,743	116	298,357	100	635,154	99	3,113

Interest Expense	28,277	89	31,618	87	60,145	84	255
Depreciation — Operating Leases	46,661	114	41,037	107	83,537	105	420
Life Insurance Costs	59,919	103	58,243	90	119,653	95	539
Costs of Residential Condominium Sales	30,522	81	37,673	147	88,679	146	275
Other Operating Expenses	63,919	294	21,740	120	52,551	127	575
Selling, General and Administrative Expenses	87,471	113	77,470	111	161,835	112	788
Provision for Doubtful Receivables and Probable Loan Losses	16,687	70	23,843	95	49,592	91	150
Write-downs of Long-Lived Assets	9,165	218	4,202	29	12,345	24	83
Write-downs of Securities	2,763	134	2,057	36	5,240	37	25
Foreign Currency Transaction Loss, Net	359	76	474	45	1,577	130	3

Operating Income	56,608	128	44,182	130	83,978	231	510

Equity in Net Income of Affiliates	9,765	82	11,923	355	17,924	289	88
Gains (Losses) on Sales of Affiliates	2,802	—	(396)	—	(542)	—	25

Income before Discontinued Operations, Extraordinary Gain and Income Taxes	69,175	124	55,709	150	101,360	227	623

Provision for Income Taxes	30,279	116	26,041	154	51,215	250	273

Income from Continuing Operations	38,896	131	29,668	146	50,145	208	350

Discontinued Operations
Income from Discontinued Operations, Net	6,372		2,547		5,510		57
Provision for Income Taxes	(2,580)		(1,039)		(2,244)		(23)

Discontinued Operations, Net of Applicable Tax Effect	3,792	251	1,508	337	3,266	321	34

Extraordinary Gain, Net of Applicable Tax Effect	—	—	243	—	609	19	—

Net Income	42,688	136	31,419	138	54,020	179	384

Note:	1.	The Company recognized an “Extraordinary Gain, Net of Applicable Tax Effect” in the previous fiscal year due to the excess of the proportionate fair value of the net assets over the purchase price of the affiliate paid by the Company (“Negative Goodwill”).

	2.	At previous fiscal year end, “Gains on Sales of Real Estate under Operating Leases” was reclassified as a separate account from “Operating Leases.” Accordingly, “Gains on Sales of Real Estate under Operating Leases” in the six months ended September 30, 2003, has been reclassified.

	3.	Net income from real estate under operating leases considered to be discontinued operations were reclassified as “Discontinued Operations.” Accordingly, certain amounts in previous year have been reclassified to conform to the presentation for this fiscal year.

	4.	“Interest Income on Deposits” had been disclosed separately until the previous fiscal year. Starting from this fiscal year, “Interest Income on Deposits” was included in “Other Operating Revenues” because it became insignificant.

Condensed Consolidated Statements of Income
(For the Three Months Ended September 30, 2004 and 2003)
(Unaudited)

(millions of JPY, millions of US$)

		Year
	Three Months	-on-	Three Months
	ended	year	ended	U.S. dollars
	September 30,	Change	September 30,	September 30,
	2004	(%)	2003	2004
Total Revenues :	209,475	121	173,616	1,886

Direct Financing Leases	28,262	100	28,349	254
Operating Leases	38,426	125	30,703	346
Interest on Loans and Investment Securities	35,950	115	31,263	324
Brokerage Commissions and Net Gains on Investment Securities	7,927	183	4,323	71
Life Insurance Premiums and Related Investment Income	36,133	105	34,552	325
Residential Condominium Sales	20,059	104	19,359	181
Gains on Sales of Real Estate under Operating Leases	83	4	2,345	1
Other Operating Revenues	42,635	188	22,722	384

Total Expenses :	183,991	122	150,443	1,657

Interest Expense	14,125	91	15,508	127
Depreciation — Operating Leases	23,604	114	20,656	212
Life Insurance Costs	31,954	111	28,917	288
Costs of Residential Condominium Sales	18,719	108	17,301	168
Other Operating Expenses	28,309	246	11,526	255
Selling, General and Administrative Expenses	48,397	121	39,981	436
Provision for Doubtful Receivables and Probable Loan Losses	7,892	66	11,875	71
Write-downs of Long-Lived Assets	9,165	218	4,202	83
Write-downs of Securities	1,295	235	551	12
Foreign Currency Transaction (Gain) Loss, Net	531	—	(74)	5

Operating Income	25,484	110	23,173	229

Equity in Net Income of Affiliates	5,011	59	8,539	45
Gains (Losses) on Sales of Affiliates	1,963	—	(396)	18

Income before Discontinued Operations, Extraordinary Gain and Income Taxes	32,458	104	31,316	292

Provision for Income Taxes	14,154	95	14,842	127

Income from Continuing Operations	18,304	111	16,474	165

Discontinued Operations
Income from Discontinued Operations, Net	1,445		1,020	13
Provision for Income Taxes	(588)		(416)	(5)

Discontinued Operations, Net of Applicable Tax Effect	857	142	604	8

Extraordinary Gain, Net of Applicable Tax Effect	—	—	243	—

Net Income	19,161	111	17,321	173

Condensed Consolidated Balance Sheets
(As of September 30, 2004 and 2003, and March 31, 2004)
(Unaudited)

(millions of JPY, millions of US$)

				U.S. dollars
	September 30,	September 30,	March 31,	September 30,
	2004	2003	2004	2004
Assets
Cash and Cash Equivalents	121,891	168,347	152,235	1,098
Restricted Cash	50,176	27,698	35,621	452
Time Deposits	996	534	677	9
Investment in Direct Financing Leases	1,465,856	1,542,172	1,453,575	13,200
Installment Loans	2,254,387	2,224,486	2,234,940	20,301
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(125,309)	(130,015)	(128,020)	(1,128)
Investment in Operating Leases	536,489	487,613	536,702	4,831
Investment in Securities	591,714	589,918	551,928	5,328
Other Operating Assets	72,932	72,502	72,049	657
Investment in Affiliates	174,805	158,122	157,196	1,574
Other Receivables	142,901	140,399	142,711	1,287
Inventories	145,107	104,894	121,441	1,307
Prepaid Expenses	45,684	44,318	44,139	411
Office Facilities	66,347	74,440	71,196	597
Other Assets	180,795	179,170	178,567	1,627

Total Assets	5,724,771	5,684,598	5,624,957	51,551

Liabilities and Shareholders’ Equity
Short-Term Debt	922,427	967,182	903,916	8,306
Deposits	317,235	282,116	292,545	2,857
Trade Notes, Accounts Payable and Other Liabilities	290,130	242,227	279,852	2,614
Accrued Expenses	93,087	78,995	96,668	838
Policy Liabilities	559,815	607,591	592,782	5,041
Current and Deferred Income Taxes	160,960	165,374	153,937	1,449
Deposits from Lessees	88,733	72,312	78,491	799
Long-Term Debt	2,673,135	2,727,723	2,662,719	24,071

Total Liabilities	5,105,522	5,143,520	5,060,910	45,975

Common Stock	52,315	52,067	52,068	471
Additional Paid-in Capital	70,268	70,002	70,015	633
Retained Earnings:
Legal Reserve	2,220	2,220	2,220	20
Retained Earnings	521,686	458,490	481,091	4,698
Accumulated Other Comprehensive Loss	(19,396)	(33,438)	(33,141)	(175)
Treasury Stock, at cost	(7,844)	(8,263)	(8,206)	(71)

Total Shareholders’ Equity	619,249	541,078	564,047	5,576

Total Liabilities and Shareholders’ Equity	5,724,771	5,684,598	5,624,957	51,551

				U.S. dollars
	September 30,	September 30,	March 31,	September 30,
	2004	2003	2004	2004
Note 1: Accumulated Other Comprehensive Loss
Net unrealized gains on investment in securities	29,282	15,674	25,048	264
Minimum pension liability adjustments	(7,742)	(3,910)	(7,967)	(70)
Foreign currency translation adjustments	(38,527)	(40,033)	(45,629)	(347)
Net unrealized losses on derivative instruments	(2,409)	(5,169)	(4,593)	(22)

2:	Certain inventories included in “Advances” and “Other Operating Assets” were reclassified to a separate account “Inventories” from previous fiscal year end. In addition, the remaining amount in “Advances” after the reclassification to “Inventories” has been included in “Other Assets.” Accordingly, such amounts as of September 30, 2003 are reclassified.

Condensed Consolidated Statements of Shareholders’ Equity
(For the Six Months Ended September 30, 2004 and 2003, and the Year Ended March 31, 2004)
(Unaudited)

(millions of JPY, millions of US$)

	Six months	Six months
	ended	ended	Year ended	U.S. dollars
	September 30,	September 30,	March 31,	September 30,
	2004	2003	2004	2004
Common Stock:
Beginning balance	52,068	52,067	52,067	469
Issuance during the year	247	—	1	2

Ending balance	52,315	52,067	52,068	471

Additional Paid-in Capital:
Beginning balance	70,015	70,002	70,002	631
Issuance during the year and other, net	253	—	13	2

Ending balance	70,268	70,002	70,015	633

Legal Reserve:
Beginning balance	2,220	2,220	2,220	20

Ending balance	2,220	2,220	2,220	20

Retained Earnings:
Beginning balance	481,091	429,163	429,163	4,333
Cash dividends	(2,093)	(2,092)	(2,092)	(19)
Net income	42,688	31,419	54,020	384

Ending balance	521,686	458,490	481,091	4,698

Accumulated Other Comprehensive Loss:
Beginning balance	(33,141)	(39,747)	(39,747)	(299)
Net change of unrealized gains on investment in securities	4,234	13,757	23,131	38
Net change of minimum pension liability adjustments	225	272	(3,785)	2
Net change of foreign currency translation adjustments	7,102	(10,114)	(15,710)	64
Net change of unrealized losses on derivative instruments	2,184	2,394	2,970	20

Ending balance	(19,396)	(33,438)	(33,141)	(175)

Treasury Stock:
Beginning balance	(8,206)	(8,247)	(8,247)	(74)
Increase (decrease), net	362	(16)	41	3

Ending balance	(7,844)	(8,263)	(8,206)	(71)

Total Shareholders’ Equity:
Beginning balance	564,047	505,458	505,458	5,080
Increase, net	55,202	35,620	58,589	496

Ending balance	619,249	541,078	564,047	5,576

Summary of Comprehensive Income:
Net income	42,688	31,419	54,020	384
Other comprehensive income	13,745	6,309	6,606	124

Comprehensive income	56,433	37,728	60,626	508

Condensed Consolidated Statements of Cash Flows
(For the Six Months Ended September 30, 2004 and 2003, and the Year Ended March 31, 2004)
(Unaudited)

(millions of JPY, millions of US$)

	Six months	Six months		U.S. dollars
	ended	ended	Year ended	Six months
	September 30,	September 30,	March 31,	ended September 30,
	2004	2003	2004	2004
Cash Flows from Operating Activities:
Net income	42,688	31,419	54,020	384
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	65,104	58,595	121,530	586
Provision for doubtful receivables and probable loan losses	16,687	23,843	49,592	150
Decrease in policy liabilities	(32,967)	(962)	(15,771)	(297)
Gains from securitization transactions	(2,706)	(276)	(446)	(24)
Equity in net income of affiliates	(9,765)	(11,923)	(17,924)	(88)
(Gains) losses on sales of affiliates	(2,802)	396	542	(25)
Extraordinary gain	—	(243)	(609)	—
Gains on sales of available-for-sale securities	(11,236)	(2,275)	(8,728)	(100)
Gains on sales of real estate under operating leases	(1,281)	(7,894)	(9,116)	(12)
Write-downs of long-lived assets	9,165	4,202	12,345	83
Write-downs of securities	2,763	2,057	5,240	25
Increase in restricted cash	(14,379)	(9,349)	(17,393)	(129)
Increase in inventories	(20,856)	(3,981)	(18,197)	(188)
Increase in prepaid expenses	(1,461)	(2,773)	(1,974)	(13)
Increase (decrease) in accrued expenses	(3,880)	(2,360)	7,481	(35)
Increase (decrease) in deposits from lessees	10,211	(6,597)	683	92
Other, net	(4,298)	(66)	(8,463)	(40)

Net cash provided by operating activities	40,987	71,813	152,812	369

Cash Flows from Investing Activities:
Purchases of lease equipment	(436,304)	(423,989)	(873,248)	(3,929)
Principal payments received under direct financing leases	322,727	348,787	731,702	2,906
Net proceeds from securitization of lease and loan receivables	72,711	15,212	35,704	655
Installment loans made to customers	(703,820)	(529,363)	(1,130,986)	(6,338)
Principal collected on installment loans	627,482	540,238	1,092,698	5,650
Proceeds from sales of operating lease assets	48,362	81,724	116,531	435
Investment in and dividends received from affiliates, net	(836)	2,297	5,822	(8)
Purchases of available-for-sale securities	(94,411)	(59,988)	(90,527)	(850)
Proceeds from sales of available-for-sale securities	53,843	110,309	164,860	485
Maturities of available-for-sale securities	28,648	41,990	88,601	258
Purchases of other securities	(11,184)	(10,313)	(32,707)	(101)
Proceeds from sales of other securities	2,589	1,118	12,648	23
Purchases of other operating assets	(2,851)	(5,357)	(8,966)	(26)
Proceeds from sales of other operating assets	2,074	7,822	10,468	19
Acquisitions of subsidiaries, net of cash acquired	(6,044)	(7,339)	(8,861)	(54)
Sales of subsidiaries, net of cash disposed	—	—	24	—
Other, net	1,488	4,260	10,215	15

Net cash provided by (used in) investing activities	(95,526)	117,408	123,978	(860)

Cash Flows from Financing Activities:
Net increase (decrease) in debt with maturities of three months or less	(33,465)	36,481	50,109	(301)
Proceeds from debt with maturities longer than three months	793,755	821,106	1,640,244	7,148
Repayment of debt with maturities longer than three months	(755,004)	(1,100,187)	(2,051,777)	(6,799)
Net increase in deposits due to customers	24,690	19,649	30,078	222
Issuance of common stock	492	—	8	4
Dividends paid	(2,093)	(2,092)	(2,092)	(19)
Net increase (decrease) in call money	(5,000)	—	5,000	(45)
Other, net	372	(16)	146	4

Net cash provided by (used in) financing activities	23,747	(225,059)	(328,284)	214

Effect of Exchange Rate Changes on Cash and Cash Equivalents	448	(492)	(948)	4

Net Decrease in Cash and Cash Equivalents	(30,344)	(36,330)	(52,442)	(273)
Cash and Cash Equivalents at Beginning of Period	152,235	204,677	204,677	1,371

Cash and Cash Equivalents at End of Period	121,891	168,347	152,235	1,098

Segment Information
(For the Six Months Ended September 30, 2004 and 2003, and the Year Ended March 31, 2004)
(Unaudited)

(millions of JPY)

	Six months ended September 30, 2004			Six months ended September 30, 2003			Year ended March 31, 2004
		Income (Loss)			Income (Loss)			Income (Loss)
		before			before			before
		Income	Operating		Income	Operating		Income	Operating
	Revenues	Taxes*1	Assets	Revenues	Taxes	Assets	Revenues	Taxes	Assets
Operations in Japan
Corporate Financial Services	69,281	27,352	1,878,231	64,262	21,919	1,845,251	128,355	43,787	1,806,686
Rental Operations	42,055	5,881	148,535	34,697	3,456	140,987	74,370	9,342	147,231
Real Estate-Related Finance	37,376	14,710	944,867	23,948	9,119	879,964	54,792	18,102	909,019
Real Estate	70,366	8,011	321,126	67,160	6,329	275,967	143,451	6,244	309,558
Life Insurance	66,306	3,992	565,021	64,563	2,507	570,013	133,391	5,382	582,473
Other	67,422	11,800	421,744	32,629	2,828	406,076	73,986	10,079	412,505

Sub-Total	352,806	71,746	4,279,524	287,259	46,158	4,118,258	608,345	92,936	4,167,472
Overseas Operations
The Americas	22,922	4,725	446,231	23,229	3,912	541,036	47,294	7,601	472,595
Asia and Oceania	26,636	9,908	442,765	26,671	13,939	434,584	53,694	17,848	413,041
Europe	5,045	1,025	56,661	5,327	(1,899)	64,524	10,708	(1,252)	56,634

Sub-Total	54,603	15,658	945,657	55,227	15,952	1,040,144	111,696	24,197	942,270

Segment Total	407,409	87,404	5,225,181	342,486	62,110	5,158,402	720,041	117,133	5,109,742

Difference between Segment totals and Consolidated Amounts	(5,058)	(18,229)	(303,803)	53	(6,401)	(241,711)	(909)	(15,773)	(260,548)

Consolidated Amounts	402,351	69,175	4,921,378	342,539	55,709	4,916,691	719,132	101,360	4,849,194

(millions of US$)

	U.S. dollars September 30, 2004
		Income (Loss)
		before
		Income	Operating
	Revenues	Taxes	Assets
Operations in Japan
Corporate Financial Services	624	246	16,913
Rental Operations	379	53	1,338
Real Estate-Related Finance	337	132	8,508
Real Estate	634	72	2,892
Life Insurance	597	36	5,088
Other	606	107	3,798

Sub-Total	3,177	646	38,537
Overseas Operations
The Americas	206	43	4,018
Asia and Oceania	240	89	3,987
Europe	46	9	511

Sub-Total	492	141	8,516

Segment Total	3,669	787	47,053

Difference between Segment totals and Consolidated Amounts	(46)	(164)	(2,736)

Consolidated Amounts	3,623	623	44,317

*Note 1:	“Income (Loss) before Income Taxes” represents “Income before Discontinued Operations, Extraordinary Gain and Income Taxes.”

2:	Results of discontinued operation are included in “Revenues” and “Income (Loss) before Income Taxes” of each segment, if any.

Such amounts are eliminated in “Difference between Segment totals and Consolidated Amounts.”

Basis of presentation and significant accounting policies

In preparing the accompanying consolidated financial statements, ORIX Corporation (the Company) and its subsidiaries have followed accounting principles generally accepted in the United States of America, except as modified to account for stock splits in accordance with the usual practice in Japan.

Some areas of potential significant differences between U.S. and Japanese accounting policies and practices are as follows: Accounting for direct financing leases, accounting for the impairment of long-lived assets and long-lived assets to be disposed of, the use of the straight-line method of depreciation for operating lease equipment, deferral of life insurance policy acquisition costs and the calculation of policy liabilities, accounting for derivative instruments and hedging activities, accounting for goodwill and intangible assets resulting from business combinations, accounting for pension plans, and a reflection of the income tax effect on such adjustments. Segment information is prepared in accordance with FASB Statement No. 131. The basis of presentation and significant accounting policies are as follows.

1. Consolidated subsidiaries

The accompanying consolidated financial statements include the accounts of the Company, 118 domestic subsidiaries and 84 overseas subsidiaries (total of 202 subsidiaries).

The consolidated financial statements also include variable interest entities to which the Company and its subsidiaries are primary beneficiaries pursuant to FASB Interpretation No.46 (revised December 2003) (FIN46® (“Consolidation of Variable Interest Entities”).

Major subsidiaries are ORIX Auto Leasing Corporation, ORIX USA Corporation and others.

2. Affiliates accounted for by the equity method

Investment in 49 domestic affiliates and 25 overseas affiliates (total of 74 affiliates) are accounted for by using the equity method. Major affiliates are The Fuji Fire and Marine Insurance Company Limited, Stockton Holdings Limited, Korea Life Insurance Co., Ltd., and others.

3. The date of subsidiaries fiscal closing

Certain subsidiaries have an interim closing date that differs from that of the Company. However, these subsidiaries close their books and make necessary adjustments for consolidation purposes as of the Company’s interim closing date. For certain subsidiaries whose fiscal periods end at a date that is less than three months from our consolidated interim closing date, we use the most recent fiscal period end of those subsidiaries in our consolidated financial results.

4. Accounting policies

(1) Use of estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Recognition of revenues

Direct financing leases—The excess of aggregate lease rentals plus the estimated unguaranteed residual value over the cost of the leased equipment constitutes the unearned lease income to be taken into income over the lease term using the interest method. Certain direct lease origination costs are being deferred and amortized over the lease term as a yield adjustment.

Operating leases—Revenues from operating leases are recognized on a straight-line basis over the contract terms. Operating lease assets are recorded at cost and are depreciated over their estimated useful lives mainly on a straight-line basis.

Insurance premium and expenses—Premium income from life insurance policies are recognized as earned premiums when due. Life insurance benefits are recorded as expenses when they are incurred. Policy liabilities for future policy benefits are established by the net level premium method, based on actuarial estimates of the amount of future policyholder benefits. Certain costs associated with writing insurance are deferred and amortized over the respective policy periods in proportion to anticipated premium revenue.

(3) Investment in securities

Trading securities are reported at fair value with unrealized gains and losses included in income. Available-for-sale securities are reported at fair value, and unrealized gains or losses are recorded through accumulated other comprehensive income (loss), net of applicable income taxes. However, the Company and its subsidiaries recognize losses related to securities for which the market price has been significantly below the acquisition cost and not considered temporary in nature. Held-to-maturity securities are recorded at amortized cost.

(4) Inventories

Inventories include advance and/or progress payments for development of residential condominiums for sale and completed residential condominiums.

Advances and/or progress payments for sales are carried at cost less any impairment losses and finished goods are stated at the lower cost or market.

(5) Impairment of long-lived assets

Long-lived assets and certain identifiable intangibles to be held and used by the Company and its subsidiaries are reviewed for impairment, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the sum of undiscounted future cash flows expected to be generated by the assets is less than the carrying amount of the assets, impairment losses are recognized based on the fair value of the assets.

(6) Allowance for doubtful receivables on direct financing leases and probable loan losses

The allowance for doubtful receivables on direct financing leases and probable loan losses is maintained at a level which, in the judgment of management, is adequate to provide for probable losses on lease and loan portfolios that can be reasonably anticipated.

(7) Prepaid benefit cost (Accrued benefit liability)

The Company and its subsidiaries adopt FASB Statement No. 87 (“Employer’s Accounting for Pensions”), and the costs of pension plans are accrued based on amounts determined using actuarial methods.

(8) Foreign currencies translation

The Company and its subsidiaries maintain their accounting records in their functional currency. Transactions in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates on the transaction date.

The financial statements of overseas subsidiaries and affiliates are translated into Japanese yen by applying the exchange rates in effect at the end of each fiscal year to all assets and liabilities. Income and expenses are translated at the average rates of exchange prevailing during the fiscal year.

(9) Hedge accounting

The Company and its subsidiaries adopt FASB Statement No. 133 (“Accounting for Derivative Instruments and Hedging Activities”), as amended by FASB Statement No. 138 (“Accounting for Certain Derivative Instruments and Certain Hedging Activities—an amendment of FASB Statement No. 133”). All derivatives are recorded on the balance sheet at fair value.

(10) Goodwill and intangible assets resulting from business combinations

Goodwill and intangible assets that have indefinite useful lives are not amortized. Impairment tests are required on an annual basis and between annual tests when events or circumstances indicate a potential impairment might exist.

(11) Income taxes

The Company, in general, determines its income tax provisions for interim periods by applying the current estimate of the effective tax rate to be applicable for the full fiscal year to the actual year-to-date pre-tax income amount. The estimated effective tax rate is determined by dividing total estimated income tax expense for the full fiscal year by total estimated pre-tax income for the full fiscal year.

5. Cash and cash equivalents in the accompanying consolidated statements of cash flows

Cash and cash equivalents include cash on hand, deposits placed with banks and short-term highly liquid investments with original maturities of three months or less.

Revenues from overseas customers

Revenues from overseas customers are as follows.

September 30, 2004

	Millions of JPY
	The	Asia and
	Americas	Oceania	Europe	Total
Overseas revenue	21,444	28,008	5,856	55,308

Consolidated revenue				402,351

The rate of the overseas revenues to consolidated revenue	5.3%	6.9%	1.5%	13.7%

September 30, 2003

	Millions of JPY
	The	Asia and
	Americas	Oceania	Europe	Total
Overseas revenue	21,855	27,809	6,035	55,699

Consolidated revenue				342,539
The rate of the overseas revenues to consolidated revenue	6.4%	8.1%	1.8%	16.3%

March 31, 2004

	Millions of JPY
	The	Asia and
	Americas	Oceania	Europe	Total
Overseas revenue	43,855	55,947	12,171	111,973

Consolidated revenue				719,132

The rate of the overseas revenues to consolidated revenue	6.1%	7.8%	1.7%	15.6%

September 30, 2004

	Millions of U.S. dollars
	The	Asia and
	Americas	Oceania	Europe	Total
Overseas revenue	193	252	53	498

Consolidated revenue				3,623

The rate of the overseas revenues to consolidated revenue	5.3%	6.9%	1.5%	13.7%

Investment in Securities

Investment in securities at September 30, 2004 and 2003, and March 31, 2004 consists of the following:

				Millions of
	Millions of JPY			U.S. dollars
	September 30,	September 30,	March 31,	September 30,
	2004	2003	2004	2004
Trading securities	34,917	14,256	26,354	314
Available-for-sale securities	411,894	445,053	386,797	3,709
Held-to-maturity securities	—	7,116	—	—
Other securities	144,903	123,493	138,777	1,305

	591,714	589,918	551,928	5,328

Other securities consist mainly of non-marketable equity securities and preferred capital shares carried at cost and investment funds accounted for under the equity method.

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale and held-to-maturity securities in each major security type at September 30, 2004 and 2003, and March 31, 2004 are as follows:

September 30, 2004

	Millions of JPY
		Gross	Gross
	Amortized	unrealized	unrealized
	cost	gains	losses	Fair Value
Available-for-sale:
Japanese and foreign government bond securities	13,861	34	(188)	13,707
Japanese prefectural and foreign municipal bond securities	17,397	15	(79)	17,333
Corporate debt securities	218,056	3,908	(2,264)	219,700
Mortgage-backed and other asset-backed securities	106,684	11,261	(2,840)	115,105
Equity securities	15,998	30,411	(360)	46,049

	371,996	45,629	(5,731)	411,894

September 30, 2003

	Millions of JPY
		Gross	Gross
	Amortized	unrealized	unrealized
	cost	gains	losses	Fair Value
Available-for-sale:
Japanese and foreign government bond securities	21,159	94	(119)	21,134
Japanese prefectural and foreign municipal bond securities	18,621	43	(43)	18,621
Corporate debt securities	230,468	1,724	(3,811)	228,381
Mortgage-backed and other asset-backed securities	129,027	5,390	(3,206)	131,211
Equity securities	21,655	25,808	(1,757)	45,706

	420,930	33,059	(8,936)	445,053

Held-to-maturity:
Asset-backed securities	7,116	329	(14)	7,431

	7,116	329	(14)	7,431

March 31, 2004

	Millions of JPY
		Gross	Gross
	Amortized	unrealized	unrealized
	cost	gains	losses	Fair Value
Available-for-sale:
Japanese and foreign government bond securities	14,520	87	(146)	14,461
Japanese prefectural and foreign municipal bond securities	16,761	20	(115)	16,666
Corporate debt securities	174,398	2,524	(2,977)	173,945
Mortgage-backed and other asset-backed securities	124,398	5,169	(3,387)	126,180
Equity securities	17,562	39,030	(1,047)	55,545

	347,639	46,830	(7,672)	386,797

September 30, 2004

	Millions of U.S. dollars
		Gross	Gross
	Amortized	unrealized	unrealized
	cost	gains	losses	Fair Value
Available-for-sale:
Japanese and foreign government bond securities	125	0	(2)	123
Japanese prefectural and foreign municipal bond securities	157	0	(1)	156
Corporate debt securities	1,963	35	(20)	1,978
Mortgage-backed and other asset-backed securities	961	102	(26)	1,037
Equity securities	144	274	(3)	415

	3,350	411	(52)	3,709

Key Quarterly Financial Data (Unaudited)

(millions of JPY)

	Fiscal 2004				Fiscal 2005
Balance Sheet Data	Q1 (03/4-6)	Q2 (03/7-9)	Q3 (03/10-12)	Q4 (04/1-3)	Q1 (04/4-6)	Q2 (04/7-9)
1) Investment in Direct Financing Leases	1,582,153	1,542,172	1,545,853	1,453,575	1,454,461	1,465,856
Japan	1,242,600	1,237,347	1,255,453	1,183,187	1,183,421	1,187,595
Overseas	339,553	304,825	290,400	270,388	271,040	278,261

2) Installment Loans	2,302,005	2,224,486	2,224,670	2,234,940	2,221,554	2,254,387
Japan	1,969,694	1,922,105	1,943,624	1,984,416	1,997,881	2,019,718
Overseas	332,311	302,381	281,046	250,524	223,673	234,669

3) Investment in Operating Leases	523,413	487,613	496,570	536,702	529,078	536,489
Japan	358,596	333,527	346,064	388,452	385,532	380,550
Overseas	164,817	154,086	150,506	148,250	143,546	155,939

4) Investment in Securities	697,926	589,918	544,021	551,928	579,193	591,714
Japan	528,184	440,598	394,784	399,463	423,111	446,026
Overseas	169,742	149,320	149,237	152,465	156,082	145,688

5) Other Operating Assets	75,065	72,502	70,556	72,049	68,004	72,932
Japan	65,803	64,300	63,008	64,993	61,071	64,772
Overseas	9,262	8,202	7,548	7,056	6,933	8,160

Total Operating Assets	5,180,562	4,916,691	4,881,670	4,849,194	4,852,290	4,921,378

Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(134,740)	(130,015)	(130,851)	(128,020)	(128,726)	(125,309)
Allowance/Investment in Direct Financing Leases and Installment Loans	3.5%	3.5%	3.5%	3.5%	3.5%	3.4%

Total Assets	5,923,307	5,684,598	5,672,032	5,624,957	5,651,018	5,724,771

Short-Term Debt, Long-Term Debt and Deposits	4,232,175	3,977,021	3,941,826	3,859,180	3,876,782	3,912,797
Policy Liabilities	604,830	607,591	600,281	592,782	577,024	559,815

Total Liabilities	5,396,760	5,143,520	5,120,264	5,060,910	5,056,239	5,105,522

Shareholders’ Equity	526,547	541,078	551,768	564,047	594,779	619,249

Total Liabilities & Shareholders’ Equity	5,923,307	5,684,598	5,672,032	5,624,957	5,651,018	5,724,771

New Business Volumes	Q1 (03/4-6)	Q2 (03/7-9)	Q3 (03/10-12)	Q4 (04/1-3)	Q1 (04/4-6)	Q2 (04/7-9)
Direct Financing Leases: New receivables added	212,175	186,370	215,975	187,267	188,262	210,689
Japan	158,176	139,969	172,006	148,301	150,035	169,583
Overseas	53,999	46,401	43,969	38,966	38,227	41,106

Direct Financing Leases: New equipment acquisitions	188,194	166,734	192,336	165,976	166,937	188,911
Japan	138,479	121,963	151,787	129,688	130,715	148,909
Overseas	49,715	44,771	40,549	36,288	36,222	40,002

Installment Loans: New loans added	270,959	258,464	293,556	301,297	307,530	396,510
Japan	225,042	223,315	247,284	262,005	273,289	352,816
Overseas	45,917	35,149	46,272	39,292	34,241	43,694

Operating Leases: New equipment acquisitions	40,810	33,722	44,102	71,103	40,737	55,077
Japan	29,880	20,354	38,392	55,714	33,195	35,750
Overseas	10,930	13,368	5,710	15,389	7,542	19,327

Investment in Securities: New securities added	57,370	12,107	19,980	32,609	45,486	60,092
Japan	53,835	11,020	6,051	30,006	38,795	56,822
Overseas	3,535	1,087	13,929	2,603	6,691	3,270

Other Operating Transactions: New assets added	28,655	48,363	28,416	80,831	29,354	26,429
Japan	28,655	48,301	28,416	80,831	29,354	25,017
Overseas	—	62	—	—	—	1,412

(millions of JPY)

	Fiscal 2004				Fiscal 2005
Income Statement Data	Q1 (03/4-6)	Q2 (03/7-9)	Q3 (03/10-12)	Q4 (04/1-3)	Q1 (04/4-6)	Q2 (04/7-9)
Revenues
1) Direct Financing Leases	28,516	28,349	27,503	28,004	27,399	28,262
Japan	21,906	21,865	21,462	21,695	21,698	22,268
Overseas	6,610	6,484	6,041	6,309	5,701	5,994

2) Operating Leases	30,354	30,703	33,471	34,427	35,844	38,426
Japan	21,726	20,821	24,783	25,201	26,836	27,913
Overseas	8,628	9,882	8,688	9,226	9,008	10,513

3) Interest on Loans and Investment Securities	28,314	31,263	27,860	29,307	29,904	35,950
Interest on loans	25,729	29,001	25,820	26,940	27,204	33,371
Japan	21,082	23,958	21,706	22,549	23,383	29,195
Overseas	4,647	5,043	4,114	4,391	3,821	4,176
Interest on investment securities	2,585	2,262	2,040	2,367	2,700	2,579
Japan	173	295	165	252	264	313
Overseas	2,412	1,967	1,875	2,115	2,436	2,266

4) Brokerage Commissions and Net Gains on Investment Securities	3,246	4,323	6,595	11,861	5,160	7,927
Brokerage commissions	691	1,167	1,006	1,103	1,226	1,001
Net gains on investment securities	2,555	3,156	5,589	10,758	3,934	6,926

5) Life Insurance Premiums and Related Investment Income	30,583	34,552	28,463	40,556	30,208	36,133
Life insurance premiums	27,524	31,114	24,231	36,589	28,007	33,676
Related investment income	3,059	3,438	4,232	3,967	2,201	2,457

6) Residential Condominium Sales	23,176	19,359	26,329	29,170	12,903	20,059
Japan	23,176	19,359	26,329	29,170	12,903	20,059
Japan	—	—	—	—	—	—

7) Gains (Losses) on Sales of Real Estate under Operating Leases	5,549	2,345	1,121	101	1,198	83
Japan	5,464	2,317	981	109	1,198	83
Overseas	85	28	140	(8)	—	—

8) Other Operating Revenues	19,185	22,722	21,701	30,124	50,260	42,635
Japan	17,057	19,733	18,875	27,712	47,207	40,134
Overseas	2,128	2,989	2,826	2,412	3,053	2,501

Total Revenues	168,923	173,616	173,043	203,550	192,876	209,475

Expenses
1) Interest Expense	16,110	15,508	14,588	13,939	14,152	14,125
2) Depreciation—Operating Leases	20,381	20,656	20,705	21,795	23,057	23,604
3) Life Insurance Costs	29,326	28,917	24,892	36,518	27,965	31,954
4) Costs of Residential Condominium Sales	20,372	17,301	24,463	26,543	11,803	18,719
5) Other Operating Expenses	10,214	11,526	12,779	18,032	35,610	28,309
6) Selling, General and Administrative Expenses	37,489	39,981	39,551	44,814	39,074	48,397
7) Provision for Doubtful Receivables and Probable Loan Losses	11,968	11,875	10,839	14,910	8,795	7,892
8) Write-downs of Long-Lived Assets	—	4,202	—	8,143	—	9,165
9) Write-downs of Securities	1,506	551	1,930	1,253	1,468	1,295
10) Foreign Currency Transaction (Gain) Loss, Net	548	(74)	397	706	(172)	531

Total Expenses	147,914	150,443	150,144	186,653	161,752	183,991

Operating Income	21,009	23,173	22,899	16,897	31,124	25,484
Equity in Net Income of Affiliates	3,384	8,539	2,707	3,294	4,754	5,011
Gain (Loss) on Sales of Affiliates	—	(396)	(136)	(10)	839	1,963
Income before Discontinued Operations, Extraordinary Gain and Income Taxes	24,393	31,316	25,470	20,181	36,717	32,458
Provision for Income Taxes	11,199	14,842	11,818	13,356	16,125	14,154
Income from Continuing Operations	13,194	16,474	13,652	6,825	20,592	18,304
Discontinued Operations, Net of Applicable Tax Effect	904	604	821	937	2,935	857
Extraordinary Gain, Net of Applicable Tax Effect	—	243	—	366	—	—

Net Income	14,098	17,321	14,473	8,128	23,527	19,161

Key Ratios, Per Share Data, and Employees	Q1 (03/4-6)	Q2 (03/7-9)	Q3 (03/10-12)	Q4 (04/1-3)	Q1 (04/4-6)	Q2 (04/7-9)
Return on Equity (ROE)*	10.9%	13.0%	10.6%	5.8%	16.2%	12.6%
Return on Assets (ROA)*	0.95%	1.19%	1.02%	0.58%	1.67%	1.35%
Shareholders’ Equity Ratio	8.9%	9.5%	9.7%	10.0%	10.5%	10.8%
Debt-to-Equity Ratio (times)	8.0	7.4	7.1	6.8	6.5	6.3
Shareholders’ Equity Per Share (yen)	6,291.50	6,465.22	6,594.86	6,739.64	7,104.39	7,389.48
Basic EPS (yen)	168.45	206.96	172.94	97.14	281.05	228.73
Diluted EPS (yen)	158.71	194.94	162.72	91.33	263.42	214.50
Number of Employees	11,621	11,723	12,698	12,481	14,917	15,184

*annualized

(millions of JPY)

		Fiscal 2004				Fiscal 2005
Segment Information		Q1 (03/4-6)	Q2 (03/7-9)	Q3 (03/10-12)	Q4 (04/1-3)	Q1 (04/4-6)	Q2 (04/7-9)
Operations in Japan	Corporate Financial Services	30,993	33,269	31,086	33,007	33,865	35,416
	Rental Operations	16,980	17,717	18,647	21,026	20,377	21,678
	Real Estate-Related Finance	10,937	13,011	14,723	16,121	16,538	20,838
	Real Estate	37,239	29,921	35,429	40,862	37,238	33,128
	Life Insurance	30,590	33,973	27,978	40,850	30,260	36,046
	Other	16,231	16,398	18,614	22,743	32,772	34,650

	Sub-Total	142,970	144,289	146,477	174,609	171,050	181,756

Overseas Operations	The Americas	11,313	11,916	10,336	13,729	10,086	12,836
	Asia and Oceania	12,857	13,814	12,831	14,192	13,004	13,632
	Europe	2,606	2,721	3,133	2,248	2,265	2,780

	Sub-Total	26,776	28,451	26,300	30,169	25,355	29,248

Total Segment Revenues		169,746	172,740	172,777	204,778	196,405	211,004

Operations in Japan	Corporate Financial Services	9,345	12,574	11,592	10,276	13,040	14,312
	Rental Operations	1,520	1,936	2,072	3,814	2,302	3,579
	Real Estate-Related Finance	3,018	6,101	4,412	4,571	4,906	9,804
	Real Estate	8,160	(1,831)	1,722	(1,807)	6,515	1,496
	Life Insurance	(392)	2,899	1,834	1,041	1,879	2,113
	Other	1,177	1,651	2,253	4,998	6,374	5,426

	Sub-Total	22,828	23,330	23,885	22,893	35,016	36,730

Overseas Operations	The Americas	2,131	1,781	2,123	1,566	1,210	3,515
	Asia and Oceania	4,204	9,735	2,446	1,463	5,679	4,229
	Europe	(258)	(1,641)	454	193	255	770

	Sub-Total	6,077	9,875	5,023	3,222	7,144	8,514

Total Segment Profits (Income before Income Taxes)		28,905	33,205	28,908	26,115	42,160	45,244

Operations in Japan	Corporate Financial Services	1,910,425	1,845,251	1,878,794	1,806,686	1,841,124	1,878,231
	Rental Operations	142,189	140,987	141,932	147,231	143,350	148,535
	Real Estate-Related Finance	932,999	879,964	901,501	909,019	929,378	944,867
	Real Estate	295,663	275,967	283,227	309,558	315,257	321,126
	Life Insurance	592,987	570,013	533,708	582,473	561,819	565,021
	Other	395,184	406,076	412,459	412,505	419,110	421,744

	Sub-Total	4,269,447	4,118,258	4,151,621	4,167,472	4,210,038	4,279,524

Overseas Operations	The Americas	604,167	541,036	517,134	472,595	451,032	446,231
	Asia and Oceania	461,345	434,584	419,775	413,041	412,171	442,765
	Europe	70,657	64,524	57,298	56,634	55,550	56,661

	Sub-Total	1,136,169	1,040,144	994,207	942,270	918,753	945,657

Total Segment Assets		5,405,616	5,158,402	5,145,828	5,109,742	5,128,791	5,225,181